Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2018 Results

BEIJING, China, February 21, 2019 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20181.

“We are excited to enter the new year on strong footing with Baidu 2018 revenues reaching RMB 102 billion2, up 28% annually. The growth rate of Baidu App DAUs has been accelerating over the past year, up 24% year over year to 161 million in December 2018, while Haokan short video app grew to 19 million DAUs from 1 million a year ago,” stated Robin Li, CEO of Baidu. “2018 was a pivotal year for Baidu, as we worked on deploying AI technologies beyond search to feed, voice assistant, AI solutions and autonomous driving, to enable more users, customers and partners to benefit from Baidu’s AI.”

“The diversification of Baidu’s business from mobile internet into the smart home, smart transportation, cloud and autonomous driving markets will require heavy investments,” said Herman Yu, CFO of Baidu. “Nevertheless, these investments taken together give Baidu a balanced portfolio for short-term, medium-term and long-term returns, and we hope to see these investments bear fruit and accelerate Baidu’s revenue growth in the coming years.”

Fourth Quarter 2018 Financial Highlights

•

Total revenues were RMB 27.2 billion ($3.96 billion), increasing 22% year over year, or 28% year over year excluding the impact of announced divestures[3]. Total revenues of Baidu Core were RMB 20.5 billion ($2.98 billion), increasing 14% year over year, or 20% year over year excluding the impact of announced divestures.

•

Operating income was RMB 1.1 billion ($162 million), decreasing 77% year over year, and operating margin was 4%, compared to 21% in Q4 2017. Operating income of Baidu Core was RMB 4.4 billion ($645 million), decreasing 26% year over year, and operating margin was 22%, compared to 33% in Q4 2017.

•

Non-GAAP operating income was RMB 2.7 billion ($386 million), decreasing 54% year over year, and non-GAAP operating margin was 10%, compared to 26% in Q4 2017. Non-GAAP operating income of Baidu Core was RMB 5.8 billion ($837 million), decreasing 17% year over year, and non-GAAP operating margin of Baidu Core was 28%, compared to 38% in Q4 2017.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, Baidu adopted the new revenue accounting standard ASC 606, which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues, percentage changes in revenues per online marketing customer, operating margin, non-GAAP operating margin, and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

[3]

From 2017 through Q3 2018, certain non-core businesses were divested, including Baidu Mobile Games, Baidu Deliveries, Global DU businesses and Du Xiaoman (financial services), which together generated approximately RMB 4.1 billion and RMB 3.1 billion in revenues in 2017 and 2018, respectively.

•

Net income attributable to Baidu was RMB 2.1 billion ($303 million), decreasing 50% year over year, and diluted earnings attributable to Baidu per ADS was RMB 6 ($0.86), decreasing 52% year over year. Net income attributable to Baidu Core was RMB 4.1 billion ($589 million), decreasing 22% year over year.

•

Non-GAAP net income attributable to Baidu[4] was RMB 4.6 billion ($672 million), decreasing 17% year over year, and non-GAAP diluted earnings per ADS[5] was RMB 13 ($1.92), decreasing 17% year over year. Non-GAAP net income attributable to Baidu Core was RMB 6.5 billion ($939 million), decreasing 1% year over year.

Fiscal Year 2018 Financial Highlights

•

Total revenues were RMB 102.3 billion ($14.88 billion), increasing 28% from 2017, or 31% year over year excluding the impact of announced divestures. Total revenues of Baidu Core were RMB 78.3 billion ($11.38 billion), increasing 22% from 2017, or 26% year over year excluding the impact of announced divestures.

•	Operating income was RMB 15.5 billion ($2.26 billion), decreasing 1% from 2017. Operating margin was 15%, compared to 20% in 2017.

•

Non-GAAP operating income was RMB 20.2 billion ($2.94 billion), increasing 7% from 2017. Non-GAAP operating margin was 20%, compared to 24% in 2017. Non-GAAP operating income of Baidu Core was RMB 27.9 billion ($4.06 billion), increasing 23% year over year, and non-GAAP operating margin of Baidu Core was 36%, similar to 2017.

•

Net income attributable to Baidu was RMB 27.6 billion ($4.01 billion), increasing 51% from 2017, and diluted earnings attributable to Baidu per ADS was RMB 78 ($11.35), increasing 49% from 2017. Net income attributable to Baidu Core was RMB 33.6 billion ($4.89 billion), increasing 52% year over year.

•

Non-GAAP net income attributable to Baidu was RMB 23.3 billion ($3.39 billion), increasing 35% from 2017, and non-GAAP diluted earnings per ADS was RMB 66 ($9.64), increasing 34% from 2017. Non-GAAP net income attributable to Baidu Core was RMB 28.5 billion ($4.14 billion), increasing 37% year over year.

Other Highlights

Corporate

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Baidu World was held in November 2018, with the conference theme “Yes, AI do” to highlight Baidu’s efforts in bringing AI to everyday life in markets, such as smart home, smart transportation, cloud and autonomous driving.

•

Baidu was the exclusive red envelop giveaway sponsor of the 2019 CCTV Chinese New Year Gala, which drove traffic to new highs for Baidu’s family of apps, including Baidu App (flagship search plus feed), Haokan (short video), Quanmin (flash video), Baidu Maps and Baidu Drive.

•

Baidu completed US$1.25 billion in bond offerings in the fourth quarter, consisting of US$850 million of 4.375% notes due 2024 and US$400 million of 4.875% notes due 2028, the proceeds from which will mostly be used to repay existing indebtedness.

[4]

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share, accretion relating to equity method investments, disposal gain or loss, impairment of long-term investments and fair value change of long-term investments, as adjusted for the tax effects on non-GAAP adjustments.

[5]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Search and Feed

•	Baidu App daily active users (“DAUs”) reached 161 million in December 2018, increasing 24% year over year.

•	Baijiahao, or BJH accounts, Baidu feed’s content network, grew to 1.9 million publishers in December 2018, and includes People’s Daily, Xinhua News Agency, CCTV and multiple provincial media sources

•	Baidu Smart Mini Program monthly active users (“MAUs”) reached 147 million in December 2018, up 30% sequentially. Also in December, Baidu Smart Mini Program was open sourced to network partners.

•

Haokan (short video) and Quanmin (flash video) DAUs reached 19 million and 4 million, respectively, in December 2018. According QuestMobile, Quanmin and Haokan were the two fastest growing apps among the Top 10 short video apps in China, across key metrics of total daily time spent, DAUs and MAUs over the three months ending December 2018.

DuerOS

•

In December 2018, DuerOS voice assistant installed base surpassed 200 million, up 45% sequentially, and voice queries on DuerOS reached 1.6 billion, representing a sequential CAGR of over 100% for the last seven quarters.

•

The DuerOS skills store has released over 1,000 skills in wide-ranging genres, such as Douyu (live video), Dragonfly FM (online radio) and CITIC Academy (online literature), and has a community of 27,000 developers.

•

DuerOS for Apollo now enables Smart Mini Programs for Baidu App to operate in the DuerOS skills store in vehicles, positioning DuerOS as the cross-platform voice assistant preferred by users and software developers.

•

Baidu released two smart devices powered by DuerOS in November 2018—Xiaodu Smart Speaker Pro (MSRP US$45) and Xiaodu Smartphone Car Mount (MSRP US$15), the latter serves as a smartphone charger with far-field microphones that allow users to operate DuerOS skills via conversational AI.

•

Xiaodu Smart Speaker and Xiaodu Smart Display were the best-selling smart speakers on JD.com, Pinduoduo and GOME.com (a leading electronics retailer in China) during the 2018 Double 11 Shopping Festival.

•

In the hospitality sector, DuerOS voice assistant is powering Baidu’s smart display to offer personal concierge in over 2,000 rooms across a score of hotels in China, particularly in 5-star hotels, including the recently opened InterContinental Shanghai Wonderland.

•

In December 2018, DuerOS and Xiaodu Smart Display received the prestigious 2018 China Red Star Design Award from the China Industrial Design Association, recognizing the two for innovation in user interaction and user design.

Apollo

•

In January 2019, Baidu released Apollo v3.5, which supports complex urban-road autonomous driving. At CES, Baidu also introduced Apollo Open Platform, which is available to the developer community, and Apollo Enterprise, which encompasses solutions to support commercial production, including DuerOS for Apollo, valet parking, assisted highway driving and intelligent maps.

•

Apollo has been granted over 50 licenses for open-road testing for autonomous vehicles, including in Beijing, Tianjin, Chongqing, Changsha and Baoding municipalities, as well as the Fujian province. The Company believes Apollo has received the largest number of open road testing licenses in China to date.

•	Apollo signed strategic partnerships with First Automotive Works (FAW) and Volvo Car Corporation in November 2018 to support the commercial production of autonomous L4 passenger vehicles.

•

Apollo has garnered over 135 OEMs, Tier 1 parts suppliers and other strategic partners to date, including recent additions of Volkswagen Automobile, China Unicom, Kalray, Quanta Computer and StarNeto Technology.

Cloud and Others

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On the eve of Chinese New Year, the day of the 2019 CCTV Chinese New Year Gala, Baidu Cloud infrastructure smoothly handled 20.8 billion user interactions, with peak volume reaching 10 million hits per second.

•

Baidu launched OpenEdge, an open source edge computing platform, which allows developers to build light, secure and scalable edge applications, bringing AI processing to edge devices, like smart home devices, wearables and other IoTs. Baidu also unveiled two edge computing hardware solutions: BIE-AI-Box, a kit for in-vehicle computer vision designed in partnership with Intel, and BIE-AI-Board, a chipboard for mobile detection co-developed with NXP Semiconductor.

•

Over 1 million developers have used Baidu’s AI Open Platform, which provides developers with access to Baidu’s comprehensive AI capabilities, including speech recognition, natural language processing and computer vision, from Baidu Cloud to build their products and solutions.

•

Baidu is working with the Hainan province to broaden the adoption of blockchain by offering XuperChain, Baidu’s blockchain technology, to a wide range of industries. XuperChain helps multiple parties execute transactions without the need for a trusted, central authority, addressing challenges commonly faced in information security, copyright verification, supply chain financing, online trading and other areas. XuperChain currently processes more than 55,000 transactions per second, far exceeding the industry average.

•

Baidu is working with the Beijing Internet Court to develop an electronic-evidence platform using XuperChain. As of December 2018, over 93 million patents were stored and protected on XuperChain’s copyright protection system.

iQIYI

•	iQIYI added 36.6 million subscribers in 2018 to reach 87.4 million at year end, further solidifying their leadership in original entertainment blockbuster content.

•	Baidu and iQIYI co-launched a hybrid OTT TV box with Sichuan Cable TV, enhancing the home entertainment experience through AI. This follows an earlier release of Gehua Little Fruit OTT TV box.

•

In December 2018, iQIYI completed the offering of US$750 million of 3.75% convertible senior notes due 2023, the proceeds from which, net of capped call fees, will be used to expand and enhance iQIYI’s content offerings and strengthen its technologies, as well as for working capital and other general corporate purposes.

Fourth Quarter 2018 Results

Total revenues reached RMB 27.2 billion ($3.96 billion), increasing 22% year over year, or 28% year over year excluding the impact of announced divestures. Online marketing revenues were RMB21.2 billion ($3.08 billion), increasing 10% year over year. Baidu had approximately 529,000 active online marketing customers7, increasing 15% year over year. Revenue per online marketing customer was approximately RMB 40,100 ($5,800), decreasing 4% year over year. Other revenues were RMB 6.0 billion ($872 million), increasing 104% year over year, which was mainly due to the robust growth in iQIYI membership services, cloud and other businesses.

Revenue from Baidu Core reached RMB 20.5 billion ($2.98 billion), increasing 14% year over year, or 20% year over year excluding the impact of announced divestures, while revenue from iQIYI reached RMB 7.0 billion ($1.02 billion), increasing 55% year over year.

Content costs were RMB 7.3 billion ($1.07 billion), increasing 96% year over year, mainly due to increased investments in iQIYI content and, to a lesser extent, in content for BJH accounts, Baidu feeds’ content network.

Traffic acquisition cost was RMB 3.4 billion ($491 million), increasing 34% year over year, as a result of increasing TAC revenue and revenue derived from online TV and offline digitalized screens.

Bandwidth costs were RMB 1.8 billion ($258 million), increasing 27% year over year, mainly due to increasing demand from feed, video and cloud.

Other cost of revenues, which includes depreciation, operational costs and share-based compensation, was RMB 3.1 billion ($453 million), increasing 27% year over year.

Selling, general and administrative expenses were RMB 5.9 billion ($864 million), increasing 64% year over year, primarily due to increased investment in channel and promotional marketing, as well as in personnel related expenses.

Research and development expenses were RMB 4.5 billion ($659 million), increasing 22% year over year, primarily due to the increase in personnel related expenses.

Operating income was RMB 1.1 billion ($162 million), decreasing 77% year over year. Operating income of Baidu Core was RMB 4.4 billion ($645 million), decreasing 26% year over year. Non-GAAP operating income was RMB 2.7 billion ($386 million), decreasing 54% year over year. Non-GAAP operating income of Baidu Core was RMB 5.8 billion ($837 million), decreasing 17% year over year.

[7]	The number of active online marketing customers and revenue per online active customer exclude group-buying and delivery related businesses, which is consistent with prior reporting.

Total other loss was RMB 60 million ($9 million), compared to total other income of RMB 314 million in Q4 2017, mainly due to the loss from equity method investments.

Income tax expense was RMB 484 million ($70 million), compared to RMB 929 million in Q4 2017. Effective tax rate was 46%, compared to 18% last year, primarily due to iQIYI not being able to recognize tax benefit from its losses in the current period.

Net loss attributable to noncontrolling interests was RMB 1.5 billion ($220 million), which mainly consisted of losses from iQIYI allocated to noncontrolling interests subsequent to its IPO.

Net income attributable to Baidu was RMB 2.1 billion ($303 million), decreasing 50% year over year. Diluted earnings per ADS amounted to RMB 6 ($0.86). Net income attributable to Baidu Core was RMB 4.1 billion ($589 million), decreasing 22% year over year. Non-GAAP net income attributable to Baidu was RMB 4.6 billion ($672 million), decreasing 17% year over year. Non-GAAP diluted earnings per ADS amounted to RMB 13 ($1.92). Non-GAAP net income attributable to Baidu Core was RMB 6.5 billion ($939 million), decreasing 1% year over year.

Adjusted EBITDA was RMB 4.0 billion ($577 million) and adjusted EBITDA margin was 15%. Adjusted EBITDA to Baidu Core was RMB 6.9 billion ($1.00 billion) and adjusted EBITDA margin to Baidu Core was 34%.

As of December 31, 2018, cash, cash equivalents, restricted cash and short-term investments were RMB 141.5 billion ($20.57 billion). Excluding iQIYI, cash, cash equivalents, restricted cash and short-term investments were RMB 128.7 billion ($18.71 billion), as of December 31, 2018. Free cash flow was RMB 5.9 billion ($852 million). Excluding iQIYI, free cash flow was RMB 5.5 billion ($801 million).

Fiscal Year 2018 Results

Total revenues reached RMB 102.3 billion ($14.88 billion), increasing 28% year over year, or 31% year over year excluding the impact of announced divestures. Online marketing revenues were RMB 81.9 billion ($11.91 billion), increasing 19% year over year. Baidu had approximately 856,000 active online marketing customers, increasing 10% year over year. Revenue per online marketing customer was approximately RMB 95, 800 ($13,900), an 8% increase from 2017. Other revenues reached RMB 20.4 billion ($2.96 billion), increasing 86% year over year, which was mainly due to the robust growth in iQIYI membership services , cloud and other businesses.

Revenue from Baidu Core reached RMB 78.3 billion ($11.38 billion), increasing 22% year over year, or 26% year over year excluding the impact of announced divestures, while revenue from iQIYI reached RMB 25.0 billion ($3.63 billion), increasing 52% from 2017.

Content costs were RMB 23.5 billion ($3.42 billion), increasing 75% year over year, mainly due to increased investment in iQIYI content and, to a lesser extent, in content for BJH accounts, Baidu feeds’ content network.

Traffic acquisition costs were RMB 11.4 billion ($1.66 billion), increasing 18% year over year.

Bandwidth costs were RMB 6.5 billion ($944 million), increasing 17% year over year.

Other cost of revenues, which includes depreciation, operational costs and share-based compensation, was RMB 10.3 billion ($1.51 billion), increasing 7% year over year.

Selling, general and administrative expenses were RMB 19.2 billion ($2.80 billion), increasing 46% year over year, primarily due to increased investment in channel and promotional spending.

Research and development expenses totaled RMB 15.8 billion ($2.29 billion), increasing 22% year over year, primarily due to the increase in personnel related expenses.

Operating income was RMB 15.5 billion ($2.26 billion), decreasing 1% from 2017. Operating income of Baidu Core was RMB 23.8 billion ($3.46 billion), increasing 21% year over year. Non-GAAP operating income was RMB 20.2 billion ($2.94 billion), increasing 7% year over year. Non-GAAP operating income of Baidu Core was RMB 27.9 billion ($4.06 billion), increasing 23% year over year.

Total other income was RMB 11.8 billion ($1.72 billion), increasing 111% from 2017, mainly due to gains from the disposal of Du Xiaoman, (financial services), and fair value gains on private company investments in accordance with ASC 321, adopted on January 1, 2018.

Income tax expense was RMB 4.7 billion ($690 million), compared to RMB 3.0 billion in 2017. Effective tax rate was 17%, compared to 14% in 2017, primarily due to iQIYI not being able to recognize tax benefit from its losses in the current period.

Net income attributable to Baidu was RMB 27.6 billion ($4.01 billion), increasing 51% year over year. Diluted earnings attributable to Baidu per ADS amounted to RMB 78 ($11.35). Net income attributable to Baidu Core was RMB 33.6 billion ($4.89 billion), increasing 52% year over year. Non-GAAP net income attributable to Baidu was RMB 23.3 billion ($3.39 billion), a 35% increase from 2017. Non-GAAP diluted earnings per ADS was RMB 66 ($9.64). Non-GAAP net income attributable to Baidu Core was RMB 28.5 billion ($4.14 billion), increasing 37% year over year.

Adjusted EBITDA reached RMB 24.3 billion ($3.54 billion) and adjusted EBITDA margin was 24%. Adjusted EBITDA to Baidu Core reached RMB 31.5 billion ($4.58 billion) and adjusted EBITDA margin to Baidu Core was 40%.

Free cash flow was RMB 27.2 billion ($3.96 billion). Excluding iQIYI, free cash flow was RMB 24.9 billion ($3.62 billion).

Financial Guidance

For the first quarter of 2019, Baidu expects revenues to be between RMB 23.5 billion ($3.42 billion) and RMB 24.7 billion ($3.60 billion), representing a 12% to 18% increase year over year, or 18% to 24% excluding revenues from announced divestures.

Previously announced divestures together generated approximately RMB 1.1 billion in Q1 2018, and no revenue from announced divestures is expected in the Q1 2019, as these transactions have been consummated. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on February 21, 2019, U.S. Eastern Time (9:15 AM on February 22, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771
Passcode for all regions:	5693149

A replay of the conference call may be accessed by phone at the following number until March 1, 2019:

International:	+61 2 8199 0299
Passcode:	5693149

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter of 2019, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share, accretion relating to equity method investments, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, as adjusted for related income tax effects. Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu. Adjusted EBITDA represents operating income excluding depreciation, amortization (excluding the amortization of licensed copyrights and produced content of iQIYI) and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended				Twelve Months Ended
(In millions except for share, per share (or ADS) information)	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenues:
Online marketing services	20,418	22,481	21,197	3,083	73,146	81,912	11,914
Others	3,138	5,722	5,998	872	11,663	20,365	2,962

Total revenues (2017 revenues include VAT, see note 1 for details	23,556	28,203	27,195	3,955	84,809	102,277	14,876

Operating costs and expenses:
Content costs	3,754	6,736	7,344	1,068	13,398	23,487	3,416
Traffic acquisition costs	2,518	3,090	3,375	491	9,657	11,419	1,661
Bandwidth costs	1,400	1,695	1,775	258	5,558	6,492	944
Others	3,774	2,697	3,117	453	14,449	10,346	1,505

Cost of revenues (note 2)	11,446	14,218	15,611	2,270	43,062	51,744	7,526
Selling, general and administrative (note 2)	3,632	5,641	5,943	864	13,128	19,231	2,797
Research and development (note 2)	3,704	3,916	4,529	659	12,928	15,772	2,294

Total operating costs and expenses	18,782	23,775	26,083	3,793	69,118	86,747	12,617

Operating income	4,774	4,428	1,112	162	15,691	15,530	2,259

Other income:
Interest income	917	1,258	1,490	217	3,154	4,451	647
Interest expense	(400)	(479)	(574)	(84)	(1,615)	(1,883)	(274)
Foreign exchange income(loss), net	(113)	(54)	(50)	(7)	(482)	(122)	(18)
Income (loss) from equity method investments	204	419	(390)	(57)	(63)	(79)	(11)
Other (loss) income, net	(294)	7,877	(536)	(78)	4,598	9,428	1,371

Total other income (loss)	314	9,021	(60)	(9)	5,592	11,795	1,715

Income before income taxes	5,088	13,449	1,052	153	21,283	27,325	3,974
Income taxes	929	2,053	484	70	2,995	4,743	690

Net income	4,159	11,396	568	83	18,288	22,582	3,284

Less: net income (loss) attributable to noncontrolling interests	—	(1,000)	(1,513)	(220)	(13)	(4,991)	(726)

Net income attributable to Baidu	4,159	12,396	2,081	303	18,301	27,573	4,010

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
-Basic	12.50	35.53	5.96	0.87	52.75	78.64	11.44
-Diluted	12.38	35.26	5.93	0.86	52.41	78.03	11.35
Earnings per share for Class A and Class B ordinary shares:
-Basic	125.02	355.27	59.55	8.66	527.51	786.36	114.37
-Diluted	123.81	352.57	59.32	8.63	524.08	780.27	113.49
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,783,969	34,891,733	34,909,960	34,909,960	34,725,123	34,898,589	34,898,589
Diluted	35,123,903	35,158,747	35,044,338	35,044,338	34,952,391	35,171,043	35,171,043

(1)

Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been presented as follows . 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018.

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Gross revenues	23,556	29,876	28,799	4,189	84,809	108,357	15,760
Less: value added taxes	1,327	1,673	1,604	234	4,768	6,080	884

Net revenues	22,229	28,203	27,195	3,955	80,041	102,277	14,876

(2) Includes share-based compensation expenses as follows:
Cost of revenues	46	58	71	10	183	224	33
Selling, general and administrative	298	545	587	85	973	1,725	251
Research and development	633	636	884	129	2,088	2,727	397

Total share-based compensation expenses	977	1,239	1,542	224	3,244	4,676	681

(3)

All translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information)	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	11,084	27,638	4,020
Restricted cash	252	2,189	318
Short-term investments	89,381	111,626	16,235
Other invested securities	18,350	—	—
Accounts receivable, net	4,571	6,015	875
Loans and interest receivable, net	23,938	—	—
Amounts due from related parties	168	785	114
Other assets, current	3,425	6,841	995

Total current assets	151,169	155,094	22,557

Non-current assets:
Fixed assets, net	12,475	17,903	2,604
Intangible assets, net	5,467	9,181	1,335
Goodwill	15,806	18,536	2,696
Long-term investments, net	56,283	80,454	11,702
Loans and interest receivable, net	3,467	—	—
Amounts due from related parties	9	4,297	625
Deferred tax assets, net	1,532	2,324	338
Other assets, non-current	5,520	9,777	1,422

Total non-current assets	100,559	142,472	20,722

Total assets	251,728	297,566	43,279

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,244	3,046	443
Amounts due to the third-party investors	38,486	—	—
Accounts payable and accrued liabilities	27,523	35,381	5,147
Customer advances and deposits	6,785	7,338	1,067
Deferred revenue	788	1,883	274
Deferred income	568	523	76
Long-term loans, current portion	10	84	12
Notes payable, current portion	6,500	6,871	999
Amounts due to related parties	153	1,727	251

Total current liabilities	82,057	56,853	8,269

Non-current liabilities:
Deferred income	73	54	8
Deferred revenue	—	1,309	190
Amounts due to related parties	—	4,360	634
Long-term loans	6,701	7,456	1,084
Notes payable	29,111	42,735	6,216
Convertible Notes, non-current	—	4,712	685
Deferred tax liabilities	3,375	4,099	596
Other non-current liabilities	39	236	34

Total non-current liabilities	39,299	64,961	9,447

Total liabilities	121,356	121,814	17,716

Redeemable noncontrolling interests	11,022	716	104
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,614,978 shares and 27,733,692 shares issued and outstanding as at December 31, 2017 and December 31, 2018	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2017 and December 31, 2018	—	—	—
Additional paid-in capital	12,088	33,441	4,864
Retained earnings	102,328	129,246	18,798
Accumulated other comprehensive income	930	210	31

Total Baidu, Inc. shareholders’ equity	115,346	162,897	23,693

Noncontrolling interests	4,004	12,139	1,766

Total equity	119,350	175,036	25,459

Total liabilities, redeemable noncontrolling interests, and equity	251,728	297,566	43,279

Baidu, Inc.

Selected Information

	Three Months Ended				Twelve Months Ended
(In millions, unaudited)	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Baidu Core	19,109	21,606	20,520	2,985	67,681	78,271	11,384
iQIYI	4,817	6,914	7,028	1,022	17,378	24,989	3,634
Intersegment eliminations & adjustments	(370)	(317)	(353)	(52)	(250)	(983)	(142)

Total revenues (Note 1)	23,556	28,203	27,195	3,955	84,809	102,277	14,876
Baidu Core	18,043	21,606	20,520	2,985	63,903	78,271	11,384
iQIYI	4,545	6,914	7,028	1,022	16,396	24,989	3,634
Intersegment eliminations & adjustments	(359)	(317)	(353)	(52)	(258)	(983)	(142)

Total net revenues (Note 1)	22,229	28,203	27,195	3,955	80,041	102,277	14,876

Baidu Core	6,012	7,015	4,433	645	19,715	23,808	3,463
iQIYI	(856)	(2,591)	(3,325)	(484)	(3,953)	(8,306)	(1,208)
Intersegment eliminations & adjustments	(382)	4	4	1	(71)	28	4

Operating income	4,774	4,428	1,112	162	15,691	15,530	2,259
Baidu Core	33%	32%	22%	22%	31%	30%	30%
iQIYI	(19%)	(37%)	(47%)	(47%)	(24%)	(33%)	(33%)
Operating margin (Note 1)	21%	16%	4%	4%	20%	15%	15%

Baidu Core	6,937	8,050	5,754	837	22,776	27,928	4,062
iQIYI	(804)	(2,387)	(3,104)	(452)	(3,719)	(7,750)	(1,126)
Intersegment eliminations & adjustments	(382)	4	4	1	(122)	28	4

Non-GAAP operating income	5,751	5,667	2,654	386	18,935	20,206	2,940
Baidu Core	38%	37%	28%	28%	36%	36%	36%
iQIYI	(18%)	(35%)	(44%)	(44%)	(23%)	(31%)	(31%)
Non-GAAP operating margin (Note 1)	26%	20%	10%	10%	24%	20%	20%

Baidu Core	5,190	14,309	4,050	589	22,108	33,605	4,888
iQIYI	(612)	(3,140)	(3,477)	(506)	(3,737)	(9,110)	(1,325)
Intersegment eliminations & adjustments (Note 2)	(419)	1,227	1,508	220	(70)	3,078	447

Net income attributable to Baidu	4,159	12,396	2,081	303	18,301	27,573	4,010
Baidu Core	29%	66%	20%	20%	35%	43%	43%
iQIYI	(13%)	(45%)	(49%)	(49%)	(23%)	(36%)	(36%)
Net margin (Note 1)	19%	44%	8%	8%	23%	27%	27%

Baidu Core	6,513	8,357	6,458	939	20,836	28,471	4,141
iQIYI	(560)	(2,939)	(3,243)	(472)	(3,470)	(8,703)	(1,265)
Intersegment eliminations & adjustments (Note 2)	(387)	1,267	1,406	205	(122)	3,556	516

Non-GAAP net income attributable to Baidu	5,566	6,685	4,621	672	17,244	23,324	3,392
Baidu Core	36%	39%	31%	31%	33%	36%	36%
iQIYI	(12%)	(43%)	(46%)	(46%)	(21%)	(35%)	(35%)
Non-GAAP net margin (Note 1)	25%	24%	17%	17%	22%	23%	23%

Baidu Core	7,870	8,982	6,887	1,002	26,695	31,503	4,582
iQIYI	(634)	(2,150)	(2,877)	(418)	(3,239)	(7,091)	(1,031)
Intersegment eliminations & adjustments	(382)	(43)	(40)	(7)	(122)	(97)	(13)

Adjusted EBITDA	6,854	6,789	3,970	577	23,334	24,315	3,538
Baidu Core	44%	42%	34%	34%	42%	40%	40%
iQIYI	(14%)	(31%)	(41%)	(41%)	(20%)	(28%)	(28%)
Adjusted EBITDA margin (Note 1)	31%	24%	15%	15%	29%	24%	24%

(1)

Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand the Company’s business performance and trends, 2017 net revenues were used to calculate operating margin, non-GAAP operating margin, non-GAAP net income margin and adjusted EBITDA margin. Net revenues for 2017 are defined as gross revenues under legacy GAAP after the deduction of value added taxes, consistent with 2018 presentation.

(2)	Primarily related to net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

	Three months ended				Twelve Months Ended
(In millions except for ADS and per ADS information, unaudited)	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income - Baidu Core	6,012	7,015	4,433	645	19,715	23,808	3,463
Add: Share-based compensation expenses	925	1,035	1,321	192	3,061	4,120	599

Non-GAAP operating income - Baidu Core	6,937	8,050	5,754	837	22,776	27,928	4,062

Add: Depreciation of fixed assets	901	885	1,082	157	3,457	3,418	497
Add: Amortization of intangible assets	32	47	51	8	462	157	23

Adjusted EBITDA - Baidu Core	7,870	8,982	6,887	1,002	26,695	31,503	4,582

Operating loss - iQIYI	(856)	(2,591)	(3,325)	(484)	(3,953)	(8,306)	(1,208)
Add: Share-based compensation expenses	52	204	221	32	234	556	82

Non-GAAP operating loss - iQIYI	(804)	(2,387)	(3,104)	(452)	(3,719)	(7,750)	(1,126)

Add: Depreciation of fixed assets	92	81	93	14	348	312	46
Add: Amortization of intangible assets	78	156	134	20	132	347	49

Adjusted EBITDA - iQIYI	(634)	(2,150)	(2,877)	(418)	(3,239)	(7,091)	(1,031)

Operating income - Baidu	4,774	4,428	1,112	162	15,691	15,530	2,259
Add: Share-based compensation expenses	977	1,239	1,542	224	3,244	4,676	681

Non-GAAP operating income - Baidu	5,751	5,667	2,654	386	18,935	20,206	2,940

Add: Depreciation of fixed assets	993	966	1,175	171	3,805	3,730	543
Add: Amortization of intangible assets	110	156	141	20	594	379	55

Adjusted EBITDA-Baidu	6,854	6,789	3,970	577	23,334	24,315	3,538

Net income attributable to Baidu core	5,190	14,309	4,050	589	22,108	33,605	4,888
Add: Share-based compensation expenses	925	1,035	1,319	192	3,061	4,118	599
Add: Loss associated with the dilution of or accretion relating to equity method investments, net of tax	87	45	179	26	652	451	66
Add: Disposal loss(gain), net of tax	5	(6,697)	282	41	(5,456)	(6,388)	(930)
Add: Impairment of long-term investments, net of tax	306	298	185	27	471	566	82
Add: Fair value change of long-term investments, net of tax	—	(633)	443	64	—	(3,881)	(564)

Non-GAAP net income attributable to Baidu core	6,513	8,357	6,458	939	20,836	28,471	4,141

Net loss attributable to iQIYI	(612)	(3,140)	(3,477)	(506)	(3,737)	(9,110)	(1,325)
Add: Share-based compensation expenses	52	204	221	32	234	556	82
Add: Loss associated with the dilution of or accretion relating to equity method investments, net of tax	—	—	—	—	—	—	—
Add: Disposal loss(gain), net of tax	—	—	—	—	—	—	—
Add: Impairment of long-term investments, net of tax	—	—	—	—	33	—	—
Add: Fair value change of long-term investments, net of tax	—	(3)	13	2	—	(149)	(22)

Non-GAAP net loss attributable to iQIYI	(560)	(2,939)	(3,243)	(472)	(3,470)	(8,703)	(1,265)

Net income attributable to Baidu	4,159	12,396	2,081	303	18,301	27,573	4,010
Add: Share-based compensation expenses	977	1,151	1,444	210	3,244	4,454	648
Add: Loss associated with the dilution of or accretion relating to equity method investments, net of tax	87	45	179	26	652	451	66
Add: Disposal loss(gain), net of tax	5	(6,569)	282	41	(5,456)	(5,684)	(827)
Add: Impairment of long-term investments, net of tax	338	298	185	27	503	566	82
Add: Fair value change of long-term investments, net of tax	—	(636)	450	65	—	(4,036)	(587)

Non-GAAP net income attributable to Baidu	5,566	6,685	4,621	672	17,244	23,324	3,392

Diluted earnings per ADS	12.38	35.26	5.93	0.86	52.41	78.03	11.35
Add: Accretion of the redeemable noncontrolling interests	(0.54)	—	0.01	—	(0.05)	0.37	0.05
Add: Non-GAAP adjustments to earnings per ADS	4.00	(16.25)	7.24	1.06	(3.02)	(12.09)	(1.76)

Non-GAAP diluted earnings per ADS	15.84	19.01	13.18	1.92	49.34	66.31	9.64
Weighted average number of ADS used in computing non- GAAP diluted earnings per ADS	351,239,027	351,587,467	350,443,377	350,443,377	349,523,907	351,710,430	351,710,430

Net cash provided by operating activities - Baidu Core	8,722	10,361	8,409	1,223	28,817	33,083	4,812
Less: Capital expenditures	(1,011)	(2,026)	(2,900)	(422)	(3,757)	(8,160)	(1,187)

Free cash flow - Baidu Core	7,711	8,335	5,509	801	25,060	24,923	3,625

Net cash provided by operating activities - iQIYI	1,053	994	528	77	4,011	2,884	419
Less: Capital expenditures	(177)	(193)	(178)	(26)	(1,022)	(612)	(89)

Free cash flow - iQIYI	876	801	350	51	2,989	2,272	330

Net cash provided by operating activities - Baidu	9,775	11,355	8,937	1,300	32,828	35,967	5,231
Less: Capital expenditures	(1,188)	(2,219)	(3,078)	(448)	(4,779)	(8,772)	(1,276)

Free cash flow - Baidu	8,587	9,136	5,859	852	28,049	27,195	3,955